 Exhibit 99.1

First Mining Provides Update on 2025 Exploration Program at the Duparquet Gold Project and Mobilizes First Drilling Rig

VANCOUVER, BC, March 5, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce its 2025 exploration programs at the Duparquet Gold Project ("Duparquet Project" or the "Project") located in the Abitibi region of Quebec, Canada. The 2025 program at the Duparquet Project will be the largest exploration drill program undertaken by the Company since acquiring full ownership of the Project in 2022. First Mining will aim to complete an approximate 18,000 m of exploration drilling this year, focusing on advancing priority targets that are aligned to resource growth potential which will further unlock an important regional gold endowment supportive of future development optionality at the Duparquet Project. The program is built upon key target centres that the Company has previously identified and significantly de-risked, for an expansion of internal successes and recent discoveries while also pursuing new regional exploration opportunities.

The Company commenced its maiden drill program at the Duparquet Project in May 2023. Over the last two years, First Mining has completed approximately 20,000 m of exploration drilling combined with significant updated geoscience modelling and targeting. The exploration strategy continues to be guided by further advancing resource confidence, as well as developing extension and discovery-level targets spanning the approximately 5,800 hectare mineral tenure which covers a 19 km strike length of the highly prospective Destor-Porcupine Fault Zone ("DPFZ"). Initial drill rig mobilization to the property will commence during the first week of March 2025.

"We are excited to embark on a new exploration program that will almost double the amount of drilling completed to date since First Mining acquired the Duparquet Project in 2022," stated Dan Wilton, CEO of First Mining. "In addition to the 20,000 m of drilling First Mining has completed, the Company inherited 270,000 m of historical drilling at the Project that provides a strong foundation for our understanding of the deposit. We are keen to further advance upon a number of significant exploration opportunities at Duparquet and are extremely excited about potential new catalysts for growth for this important project located in the heart of the Abitibi gold region."

Highlights from the last three phases of drilling programs include the unlocking of new discovery zones at Miroir, Aiguille (2024) and Buzz (2023), successfully demonstrating resource extensional targets along strike and at depth (Valentre, North Zone, DCD and East Extension), as well as delineating higher-grade zones within key mineralization areas (CDHG, Valentre and North Zone) (see Figure 1, Figure 2 and Table 1 for assay results). In addition, new favourable host lithologies and structures were identified, with significant results returned within mafic volcanic units to the north of the main resource at the North Zone and Miroir targets, and similarly from the south at the Buzz and Aiguille targets, which are hosted in brecciated units in contact with sediments.

Figure 1: Plan view map of Duparquet geology and resource with main targets labelled (CNW Group/First Mining Gold Corp.)

Figure 2: Long Section (A-A’) looking north across the Main Duparquet resource area with select targets highlighted (CNW Group/First Mining Gold Corp.)

The 2025 exploration drilling program and target selection is supported by a robust geoscience foundation and a comprehensive target catalogue. This framework has been refined through two years of exploration activities, including a property-wide, high-resolution airborne geophysical and LiDAR survey. Additionally, a two-phase 3D Leapfrog geological model update was completed, integrating key geological features across the entire mineral tenure. The Company also conducted two summer field prospecting and mapping campaigns to further advance and refine regional targets.

The exploration program will commence in March 2025 with the Phase 3B winter program, starting with one drill rig and targeting approximately 3,000 m of drilling. The first target of the program will be at the recent discovery zone, Miroir, after which further extensional opportunities at the Central Duparquet-Valentre-Dumico ("CVD") and East Extension ("EEXT") targets will be drill tested, concluding with the drill testing of a regional exploration target.

The Company will aim to bring on a second drill rig in Q2 2025 for the Phase 4 program which will be focused on further advancing select targets, namely the North Zone, Buzz, Miroir, Aiguille, and South Zone, and on select resource growth as well as regional targets for an additional forecasted 15,000 metres of exploration drilling for the year.

The 2025 exploration outlook for the Company is to continue to demonstrate that the Duparquet Project has significant exploration potential and that a geoscience systems approach to exploration strategy execution can unlock further value for the Project, which is underpinned by a meaningful resource foundation.

Table 1: Highlights from Previously Disclosed Exploration Drill Results from the Duparquet Gold Project at Select Targets that will be the Focus for the 2025 Drill Program

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP24-048		6.75	26.1	19.35	3.12	Miroir
DUP24-048	inc.	15.5	25.1	9.6	5.47	Miroir
DUP24-048	inc.	22.1	25.1	3.0	11.26	Miroir
DUP24-044		545.9	549.0	3.1	8.99	Aiguille
DUP24-044	inc.	548.0	549.0	1.0	15.50	Aiguille
DUP24-036		215.20	225.40	10.20	3.27	Valentre
DUP24-036	inc.	220.50	225.40	4.90	5.23	Valentre
DUP24-035		157.30	160.50	3.20	4.14	Valentre
DUP24-035	inc.	159.40	160.00	0.60	9.42	Valentre
DUP24-026		163.00	171.70	8.70	3.98	Valentre
DUP24-024		448.4	453.7	5.3	10.67	North Zone
DUP24-024		476.0	485.0	9.0	6.63	North Zone
DUP24-024		488.5	522.0	33.5	3.04	North Zone
DUP24-024		534.0	567.0	33.0	5.97	North Zone
DUP23-008		243	254	11	2.83	CDHG Zone
DUP23-005		306	312.15	6.15	2.73	CDHG Zone
DUP23-002		450.8	455.4	4.60	6.52	Buzz
DUP23-002	inc.	452.6	454.4	1.80	12.82	Buzz
DUP23-002	inc.	453.5	454.4	0.90	18.60	Buzz
DUP23-002		582.0	592.4	10.40	1.19	Buzz
DUP23-002	inc.	587.8	588.5	0.70	3.97	Buzz

2025 Exploration Drilling Focus

The 2025 exploration programs at the Duparquet Project will be focused on further defining and characterizing the controls on mineralization, as well as drill testing the extent of the mineralization at the newly discovered Miroir and Aiguille targets and further advancing and testing up to four resource expansion targets at depth and along strike. The First Mining exploration teams have been focusing on updating target models with data from the 2024 drilling and field programs, and by integrating the latest results into the multi-layered geoscience data model, have further delineated key zones for resource expansion and discovery potential.

The North Zone is a priority drilling area for the Company, and the aim is to target higher-grade zones at depth and below the existing mineral resource (Figure 3). The North Zone returned multiple significant intercepts in drill hole DUP24-024 (see Table 1) and this hole, as well as subsequent holes drilled in 2024, supports and demonstrates that there is a secondary higher-grade control on the mineralization on the northern contact of the main deposit which will be the targeting priority for depth extension targets.

B
North Zone
B'
Inferred Resources
Indicated Resources
First Mining Drilling
Historical Drilling
>30 g*m Au
20 - 30 g*m Au
10 - 20 g*m Au
5 - 10 g*m Au
First Mining Targets
Resource Outline
Long Section Looking North
0
100
200
300

0.3 g/t Au Grade Shell
2.0 g/t Au Grade Shell
First Mining Drilling
Historical Drilling
>30 g*m Au
20 - 30 g*m Au
10 - 20 g*m Au
5 - 10 g*m Au
First Mining Targets
Resource Outline
Long Section Looking North
0
100
200
300

Figure 3: North Zone Long Section (B-B’), showing the resource outline and delineation of higher-grade zones (CNW Group/First Mining Gold Corp.)

The CVD target area has evolved significantly over the last two years of drilling and the Company has drill tested a 175 m strike target (Valentre) and demonstrated the continuity in mineralization with 142 unique mineralized intercepts in 16 drill holes. The focus of the 2025 follow-up programs at the CVD area is to extend the mineralization at depth, drill test the higher-grade zones delineated and ensure the target area is drilled to a confidence level sufficient for incorporation into a future resource model update (Figure 4).

C
Central Duparquet
Valentre
Dumico
C'
Inferred Resource
Indicated Resource
First Mining Drilling
Historical Drilling
>30 g*m Au
20 - 30 g*m Au
10 - 20 g*m Au
5 - 10 g*m Au
First Mining Targets
Resource Outline
Long Section Looking North
0
50
100
150
200
Distance to Drill Trace
100 m
50 m
0 m
Exploration Target Model
Resource Outline
First Mining Significant Au Intercept
Historical Significant Au Intercept
First Mining Drilling
Historical Drilling
First Mining Targets
Long Section Looking North
0
50
100
150
200

Figure 4: Central Duparquet, Valentre, Dumico Long Section (C-C’) looking north, highlighting the resource outline, drill spacing, and updated exploration target modelling (CNW Group/First Mining Gold Corp.)

Final Disclosure of 2024 Assay Results

The final assay results from the remaining three drill holes of the 2024 program are listed in Table 2, with drill hole location details presented in Table 3.

The Donchester Central Duparquet Zone ("DCD") drilling strategy was focused on potential resource expansion along strike towards the eastern edge of the North and South Zones. Gold mineralization encountered at the DCD Zone consists of brecciated silica-altered basalt units, with up to 5% fine-grained to very fine-grained disseminated pyrite mineralization. The EEXT drilling strategy was focused on potential resource expansion along the eastern strike extent of the historical Dumico resource area. The EEXT drilling intersected gold mineralization hosted within silica- and sericite-altered rhyolite units, with up to 5% fine-grained to medium-grained disseminated pyrite and stringers of quartz carbonate veining.

The exploration drilling at the DCD and EEXT Zones was successful in intersecting mineralization along strike of the existing mineral resource. Follow-up exploration along these target zones will aim to further validate and delineate the controls on the mineralization and results from the recent drilling of these and other targets on the property will be incorporated into an updated target model to vector towards broader and higher-grade gold zones.

Table 2: Remaining Assay Results from 2024 Phase 3 Drill Program

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP24-042		68.4	70.0	1.6	1.58	DCD
DUP24-042		92.0	93.0	1.0	0.50
DUP24-042		122.0	127.2	5.2	4.02
DUP24-042		135.5	136.2	0.7	0.55
DUP24-045		188.85	190.0	1.15	11.07	DCD
DUP24-045		213.35	214.15	0.8	2.13
DUP24-045		252.8	254.05	1.25	1.55
DUP24-045		262.3	263.0	0.7	0.50
DUP24-045		273.0	274.0	1.0	0.88
DUP24-045		276.8	277.55	0.75	0.55
DUP24-046		136.7	137.45	0.75	0.53	East Extension
DUP24-046		165.4	169.0	3.6	0.51
DUP24-046		183.8	185.65	1.85	2.49
DUP24-046		194.25	197.75	3.5	0.98
DUP24-046		200.0	201.0	1.0	0.70
DUP24-046		206.0	207.0	1.0	0.94
DUP24-046		210.0	212.0	2.0	5.61
DUP24-046	inc.	210.0	211.0	1.0	9.95
DUP24-046		217.0	219.85	2.85	0.84
DUP24-046		228.5	229.25	0.75	0.49
DUP24-046		233.8	234.8	1.0	0.68

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval; assay values are uncut)

Table 3: 2024 Phase 3 Drill Hole Locations, DCD and EEXT Targets

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP24-042	170	-55	198	632871	5374214
DUP24-045	180	-63	279	632756	5374263
DUP24-046	180	-47	249	634347	5374018

Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023 (see news releases dated September 7, 2023 and October 23, 2023).

The Duparquet Project totals approximately 5,800 hectares focused on an area of 19 km of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits.

[1] Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR profile at www.sedarplus.ca

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2024 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or and analysis in Thunder Bay, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 05-MAR-25